UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Steven Wong

Argyle Street Management Limited

Unit 601-2, 6th Floor

St. George’s Building

2 Ice House Street

Central,

Hong Kong

Tel: +852 2106 0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Mr. Kin Chan
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,404,727 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,404,727 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) IN

(1)   Solely in his capacity as chief investment officer of Argyle Street Management Limited, which acts as investment manager of ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I.

(2)   Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)   All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person Argyle Street Management Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,404,727 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 1,404,727 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) IA, CO

(1)   Solely in its capacity as investment manager to ASM Connaught House Fund LP, ASM Connaught House (Master) Fund II LP and ASM Co-Investment Term Trust I.

(2)   Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock)

(3)   All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 733,309 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 733,309 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Solely in its capacity as the general partner of ASM Connaught House Fund LP.

(2)         Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House General Partner II Limited
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 501,914 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 501,914 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Solely in its capacity as the general partner of ASM Connaught House (Master) Fund II LP

(2)         Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Co-Investment Term Trust I
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 169,504 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 169,504 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) CO

(1)         Consisting of 169,504 shares of Common Stock.

(2)         Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House Fund LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 733,309 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 733,309 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)         Consisting of 733,309 shares of Common Stock.

(2)         Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103
(1)	Name of Reporting Person ASM Connaught House (Master) Fund II LP
(2)	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 501,914 (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 501,914 (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,727 (2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.91% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)         Consisting of 501,914 shares of Common Stock.

(2)         Consisting of 1,404,727 shares of Common Stock beneficially owned by (i) ASM Connaught House Fund LP (733,309 shares of Common Stock), (ii) ASM Connaught House (Master) Fund II LP (501,914 shares of Common Stock), (iii) ASM Co-Investment Term Trust I (169,504 shares of Common Stock).

(3)         All calculations of percentage ownership in this Schedule 13D/A are based on 28,628,880 Common Stock issued and outstanding as of May 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019.

SCHEDULE 13D

CUSIP No. 88338K103

Item 1. Security and Issuer

The Amendment No. 2 (this “Amendment”) amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2018 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto filed with the SEC on September 6, 2018, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of The ONE Group Hospitality, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 411 W. 14th Street, 2nd Floor, New York, New York.

As set forth below, as a result of the transactions described herein, on May 20, 2019, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding thereto the following information:

Since Amendment No. 1 was filed, 95,273 shares of the Common Stock for which the Reporting Persons were reporting beneficial ownership were sold in open market transactions between May 10, 2019, and May 20, 2019, at average prices ranging from $3.50 per share to $3.76 per share of Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding thereto the following information:

The purpose of filing this Amendment No. 2 is to update beneficial ownership of the Reporting Persons previously disclosed as a result of the transaction of the Common Stock described in Item 3.

Item 5. Interest in Securities of the Issuer

Items 5(a) — (b) are hereby amended and supplemented by adding thereto the following information:

(a) and (b)

The information contained on the cover pages of this Amendment and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

ASM Co-Investment Term Trust I directly holds 169,504 shares of Common Stock, constituting 0.59% of the Common Stock issued and outstanding (based on 28,628,880 total Common Stock issued and outstanding as of May 8, 2019 (as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019), and has the sole power to vote and dispose of such units.

ASM Connaught House Fund LP directly holds 733,309 shares of Common Stock, constituting 2.56% of the Common Stock issued and outstanding (based on 28,628,880 total Common Stock issued and outstanding as of May 8, 2019 (as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019), and has the sole power to vote and dispose of such units.

ASM Connaught House (Master) Fund II LP directly holds 501,914 shares of Common Stock, constituting 1.75% of the Common Stock issued and outstanding (based on 28,628,880 total Common Stock issued and outstanding as of May 8, 2019 (as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2019), and has the sole power to vote and dispose of such units.

SCHEDULE 13D

CUSIP No. 88338K103

SIGNATURES

After reasonable inquiry and to the best of each its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2019

KIN CHAN

/s/ Kin Chan

ARGYLE STREET MANAGEMENT LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CO-INVESTMENT TERM TRUST I

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director

ASM CONNAUGHT HOUSE FUND LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER LIMITED

ASM CONNAUGHT HOUSE (MASTER) FUND II LP

By:	/s/ Kin Chan
Name:	Mr. Kin Chan
Title:	Director of ASM CONNAUGHT HOUSE GENERAL PARTNER II LIMITED